ITEM 77C
Exhibit 1

DREYFUS A BONDS PLUS, INC. (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus A Bonds Plus, Inc. was held on February 27, 2008. Out of a total of 13,324,209 shares (“Shares”) entitled to vote at the meeting, a total of 12,684,410 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares

	For	Against	Abstain

To approve an Agreement
and Plan of Reorganization	12,006,768	677,642	639,799